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                            December 18, 2023

       Guillermo Trias
       Chief Executive Officer
       Tidal Commodities Trust I
       c/o Toroso Investments, LLC
       234 West Florida Street
       Suite 203
       Milwaukee, WI 53204

                                                        Re: Tidal Commodities
Trust I
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed December 7,
2023
                                                            File No. 333-275227

       Dear Guillermo Trias:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

       Amendment No. 1 to Registration on Form S-4

       Further Information About the Acquired Fund
       Management's Discussion and Analysis of Financial Condition..., page 39

   1. In response to comment 10, you only provided information for the interim period. Please revise your MD&A to
include information for the period from commencement of
                                                        operations (September
15, 2022) through December 31, 2022, or tell us why you are not required to provide the
information.
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities  Trust I
Comapany18,
December  NameTidal
              2023 Commodities Trust I
December
Page 2    18, 2023 Page 2
FirstName LastName
Further Information About the Acquiring Fund
The Sponsor, page 54

2. We note your revised disclosure in response to comment 11 that FTV-Toroso, Inc. holds approximately 24.9% of Tidal. Please further revise to identify the natural person(s) who have voting and/or investment control of the membership interests held by FTV-Toroso,
         Inc.
Calculating NAV, page 63

3. You disclose that in determining the value of Bitcoin Futures Contracts, the Acquiring
         Fund uses the settlement price for the Benchmark Component Futures Contracts, as
         reported on the CME, except that the    fair value    of Bitcoin
Futures Contracts may be
         used when Bitcoin Futures Contracts close at their price fluctuation limit for the day. You also disclose that when a Bitcoin Futures Contract has closed at its daily price fluctuation limit, that limit price will be the daily settlement price that the CME publishes and that if the CME halted trading in Bitcoin Futures Contracts for other reasons, including if trading were halted for an entire trading day or several trading days, the Acquiring Fund would value its Bitcoin Futures Contracts by using the settlement price that the CME publishes.
         Please reconcile and clarify these disclosures, including the circumstances in which the fair value would be utilized and how the "fair value" would be determined and if in accordance with U.S. GAAP.
Acquiring Fund Financial Statements
Note 1. Organization and Significant Accounting Policies
Calculation of Net Asset Value, page F-8

4. The disclosures added in response to comment 15 refer to a description of fair value below that note which does not appear to be included. Revise to include the description of fair value.
Acquired Fund Financial Statements
Report of Independent Registered Public Accounting Firm, page F-10

5. In responding to comment 16, the auditors removed the definition of the term PCAOB.
         Please ask them to revise to state, if true, that they are a public accounting firm registered with the Public Company Accounting Oversight Board (United States). Exhibits

6. We note that it is a condition of the Merger for both you and Teucrium to receive legal opinions regarding the federal income tax consequences of the Merger. Please file the tax opinion addressed to Teucrium as Exhibit 8.2.
7. Refer to Exhibit 23.3 and your response to comment 19. Please request Tait, Weller
         & Baker LLP to state whether or not they consent to the reference to them in the Experts
 Guillermo Trias
Tidal Commodities Trust I
December 18, 2023
Page 3
      section. Further, the consent refers to their consent to the incorporation by reference of their report. As we note that their report is included in the Form S-4, ask them to revise the consent accordingly.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



                                                             Sincerely,
FirstName LastNameGuillermo Trias
                                                             Division of
Corporation Finance
Comapany NameTidal Commodities Trust I
                                                             Office of Crypto
Assets
December 18, 2023 Page 3
cc:       Peter J. Shea
FirstName LastName